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                            [Dechert LLP Letterhead]

August 4, 2006

VIA EDGAR

Michael Kosoff, Esq.
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, NE
Washington, D.C. 20549-4644


Re: Hartford HLS Series Fund II, Inc. (SEC File Nos. 033-03920 and 811-04615)
    Preliminary Proxy Statement with respect to Hartford SmallCap Growth
    HLS Fund

Dear Mr. Kosoff:

This letter responds to comments you provided to Gerardo Perez-Giusti and me in a telephonic discussion on July 24, 2006, regarding the Preliminary Proxy Statement ("Proxy") for Hartford SmallCap Growth HLS Fund (the "Fund"), a series of Hartford HLS Series Fund II, Inc. (the "Registrant"), filed with the Securities and Exchange Commission (the "Commission") on July 14, 2006. A summary of your comments and the Registrant's responses thereto are provided below.

     COMMENT 1: Please clarify in the Proxy how shareholders and contract owners may revoke their proxy card or voting instructions card.

     RESPONSE: We will incorporate your comment.

     COMMENT 2: If the investment strategy implemented by the new sub-adviser will enhance existing risk or create new risks for investors in the Fund, please disclose the new or enhanced risks in the proxy.

     RESPONSE: We will incorporate your comment.


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     COMMENT 3: In the Proxy sections subtitled Description of the Agreement and
     Information About Hartford Investment Management Company, the Registrant states that Hartford Investment Management's compensation will be limited to reimbursement for all direct and indirect expenses incurred in its performance of advisory services for the Fund. Please provide examples of the types of indirect expenses for which Hartford Investment Management may be reimbursed.

     RESPONSE: We will incorporate your comment.


Please feel free to call me at 212.698.3806, or John V. O'Hanlon at 617.728.7111, if you have any questions or comments. Thank you.

Very truly yours,

/s/ Elise M. Dolan

Elise M. Dolan


cc: Michael Phillips
    John V. O'Hanlon
    Gerardo Perez-Giusti